HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

     Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting: better protects the interests of all parties; helps Travelers to try to resolve losses or claims more quickly; and often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.

FAX

Use this number to report a loss, claim, or potential claim by fax toll free.

1-888-460-6622

US MAIL

Use this address to report a loss, claim, or potential claim by U S Mail.

     Bond-FPS Claims Department Travelers Mail Code NB08F

     385 Washington Street Saint Paul, Minnesota 55102

EMAIL

Use this address to report a loss, claim, or potential claim by email.

     This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

ND059 Ed. 11-06

2006 The St. Paul Travelers Companies, Inc. All Rights Reserved

RE: Risk Management PLUS+ Online• from Travelers Bond & Financial Products (www.rmplusonline.com)

Thank you for choosing Travelers Bond & Financial Products for your insurance needs. Travelers is a market leader in providing management liability coverage that is in-synch with your business. As your risks evolve, so do we through our ability to provide you with responsive risk management services.

Travelers Bond & Financial Products is pleased to provide you with Risk Management PLUS+ Online, the industry’s most comprehensive program for mitigating your management liability exposures. The site includes risk management tools for the following coverage related exposures: Employment Practices Liability Fiduciary Liability Directors & Officers Liability Crime Kidnap and Ransom Identity Fraud Expense Reimbursement Risk Management PLUS+ Online is a flexible, comprehensive loss prevention program specifically designed for Travelers Bond & Financial Products customers and is available to you at no additional cost. Included in the site is a library of articles, checklists and training on relevant risk mitigation topics for the management liability areas mentioned above. Highlights of Risk Management PLUS+ Online services include: Web-based risk management training Weekly articles on current issues Model policies and forms for downloading or printing that cover major risks associated with the workplace The attached Risk Management PLUS+ Online Registration Instructions contain easy, step-by- step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It’s that simple.

We strongly encourage you to take full advantage of this program. Once again, thank you for choosing Travelers Bond & Financial Products.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

RM-IA Ed. 6-08

Instructions for Registration & Orientation to Risk Management PLUS+ Online•

The Site Administrator is the person in your organization who will oversee Risk
Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

	1	.	Go to www.rmplusonline.com.
	2	.	In the Sign-In box, click Register .
	3	.	Enter the password/passcode: TRVP300300 (Please note there are 4 letters followed by 6 numbers in the code)
	4	.	Fill in the Registration Information and click Submit .
	5	.	Your organization is registered, and you are registered as Site Administrator.

	1	.	Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
	2	.	If you have any questions, just click on Contact Us on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
	3	.	You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

RM-IA Ed. 6-08

IMPORTANT NOTICE REGARDING INDEPENDENT AGENT AND

BROKER COMPENSATION

For information on how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website: www.travelers.com/w3c/legal/Producer Compensation Disclosure.html

*	This is not a certified copy of any policy form. * Actual policy provisions may differ. *

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183.

ACF4004 Ed. 01-09 Printed in U.S.A.

2009 The Travelers Companies, Inc. All Rights Reserved

		INVESTMENT COMPANY BLANKET BOND
		St. Paul Fire and Marine Insurance Company
		St. Paul, Minnesota 55102-1396
		(A Stock Insurance Company, herein called Underwriter)
		DECLARATIONS	BOND NO. ZBN-15T02742-15-N2

	Item 1.	Name of Insured (herein called Insured):
		American Independence Financial Services, LLC
		Principal Address:
		230 Park Avenue - Suite 534
		New York, NY 10169

	Item 2.	Bond Period from 12:01 a.m. on 08/12/15 to 12:01 a.m. on 08/12/16		the
		effective date of the termination or cancellation of the bond, standard time at the
		Principal Address as to each of said dates.

	Item 3.	Limit of Liability
		Subject to Sections 9, 10, and 12 hereof:
				Deductible
			Limit of Liability	Amount
		Insuring Agreement A - FIDELITY	$1,500,000	$25,000
		Insuring Agreement B - AUDIT EXPENSE	$50,000	$5,000
		Insuring Agreement C - PREMISES	$1,500,000	$25,000
		Insuring Agreement D - TRANSIT	$1,500,000	$25,000
	Insuring Agreement E - FORGERY OR ALTERATION		$1,500,000	$25,000
		Insuring Agreement F - SECURITIES	$1,500,000	$25,000
	Insuring Agreement G - COUNTERFEIT CURRENCY		$1,500,000	$25,000
		Insuring Agreement H - STOP PAYMENT	$50,000	$5,000
	Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT		$50,000	$5,000
	OPTIONAL COVERAGES ADDED BY RIDER:
		Insuring Agreement J-COMPUTER SYSTEMS	$1,500,000	$25,000
	Insuring Agreement K-VOICE INITIATED TRANSACTION		$1,500,000	$25,000
	Insuring Agreement L-TELEFACIMILE TRANSACTION		$1,500,000	$25,000

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *	Insuring Agreement M-UNAUTHORIZED SIGNATURES		$50,000	$5,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4. Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

ICB001 Rev. 7/04

2004 The Travelers Indemnity Company. All rights reserved.

Item 5. The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto: Endorsements or Riders No. 1 through

(2)ICB010 Ed. 7-04, ICB011 Rev. 2-10, ICB012 Ed. 7-04, ICB013 Ed. 7-04, ICB014 Ed. 7-04, ICB015 Ed. 7-04, ICB016 Ed. 7-04, ICB026 Ed. 7-04, ICB027 Ed. 7-04, ICB030 Ed. 7-04, ICB057 Ed. 4-05

Item 6. The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) ZBN-71M11391-14-N2 such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

	Countersigned: /s/ Eric M. Rubin	ST. PAUL FIRE AND MARINE INSURANCE COMPANY

	Authorized Representative	Countersigned At
Secretary

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *	Countersignature Date

ICB001 Rev. 7/04

2004 The Travelers Indemnity Company. All rights reserved.

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond Period, to indemnify and hold harmless the Insured for:

INVESTMENT COMPANY BLANKET BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with the Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond

Period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement, committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other Person or organization intended by the Employee to receive such benefit, other than salaries, commissions,

fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, of any of the Employees. The total liability of the

Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated opposite Audit Expense in Item 3 of the Declarations; it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or

Embezzlement, of one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in

Insuring Agreement (A) in Item 3 of the Declarations.

(C) ON PREMISES

Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation.

Office and Equipment

(1) loss of or damage to furnishings, fixtures, stationery, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or by vandalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of, such office, or attempt thereat, or to the interior of any such office by vandalism or malicious mischief provided, in any event, that the Insured is the owner of such offices, furnishings, fixtures, stationery, supplies or equipment or is legally liable for such loss or damage always excepting, however, all loss or damage through fire.

(D) IN TRANSIT

ICB005 Ed. 7-04	1	of 12
2004 The Travelers Companies, Inc.

Loss of Property (occurring with or without
negligence or violence) through robbery, Larceny,
		theft,	hold-up, misplacement, mysterious
unexplainable disappearance, being lost or
otherwise made away with, damage thereto or
destruction thereof, and loss of subscription,
conversion, redemption or deposit privileges
through the misplacement or loss of Property,
while the Property is in transit anywhere in the
custody of any person or persons acting as
messenger, except while in the mail or with a
carrier for hire, other than an armored motor
vehicle company, for the purpose of
transportation, such transit to begin immediately
upon receipt of such Property by the transporting
person or persons, and to end immediately upon
delivery thereof at destination.

	(E)		FORGERY 0R ALTERATION

Loss through Forgery or alteration of or on:

(1) any bills of exchange, checks, drafts,
acceptances, certificates of deposit,
promissory notes, or other written promises,
orders or directions to pay sums certain in
money, due bills, money orders, warrants,
orders upon public treasuries, letters of
credit; or

(2) other written instructions, advices or
applications directed to the Insured,
authorizing or acknowledging the transfer,
payment, delivery or receipt of funds or
Property, which instructions, advices or
applications purport to have been signed or
endorsed by any:

(a) customer of the Insured, or
(b) shareholder or subscriber to shares,
whether certificated or uncertificated, of
any Investment Company, or
(c) financial or banking institution or
stockbroker,

but which instructions, advices or
applications either bear the forged signature
or endorsement or have been altered without
the knowledge and consent of such customer,

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *			shareholder or subscriber to shares, or
financial or banking institution or
stockbroker; or

(3) withdrawal orders or receipts for the
withdrawal of funds or Property, or receipts
or certificates of deposit for Property and
bearing the name of the Insured as issuer, or
of another Investment Company for which
the Insured acts as agent,

ICB005 Ed. 7-04	2	of 12
2004 The Travelers Companies, Inc.

excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond.
Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or with one acting as an agent of such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement.
Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.
(F)	SECURITIES
Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been
imposed	upon the Insured by the constitution,
by-laws,	rules or regulations of any Self
Regulatory	Organization if the Insured had been
a	member thereof,
(1)	through the Insured's having, in good faith

and in the course of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been:

(a)	counterfeited, or
(b)	forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or
(c)	raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers,

assignments, bills of sale, powers of attorney,	For having either complied with or failed to
guarantees, endorsements or other	comply with any written notice of any
obligations upon or in connection with any	customer, shareholder or subscriber of the
securities, documents or other written	Insured or any Authorized Representative of
instruments and which pass or purport to	such customer, shareholder or subscriber to
pass title to such securities, documents or	stop payment of any check or draft made or
other written instruments; excluding losses	drawn by such customer, shareholder or
caused by Forgery or alteration of, on or in	subscriber or any Authorized Representative
those instruments covered under Insuring	of such customer, shareholder or subscriber,
Agreement (E) hereof.	or

Securities, documents or	other written	For having refused to pay any check or draft
instruments shall be deemed to mean original	made or drawn by any customer, shareholder
(including original counterparts) negotiable or	or subscriber of the Insured or any
non-negotiable agreements which in and of	Authorized Representative of such customer,
themselves represent an equitable interest,	shareholder or subscriber.
ownership, or debt, including an assignment
(I)	UNCOLLECTIBLE ITEMS OF DEPOSIT
thereof, which instruments are, in the ordinary
course of business, transferable by delivery of	Loss resulting from payments of dividends or
such agreements with any necessary endorsement	fund shares, or withdrawals permitted from any
or assignment.	customer's, shareholder's, or subscriber's account
based upon Uncollectible Items of Deposit of a
The word "counterfeited" as used in this
customer, shareholder or subscriber credited by
Insuring Agreement shall be deemed to mean any
the Insured or the Insured's agent to such
security, document or other written instrument
customer's, shareholder's or subscriber's Mutual
which is intended to deceive and to be taken for
Fund Account; or loss resulting from an Item of
an original.
Deposit processed through an Automated
Mechanically reproduced facsimile signatures are	Clearing House which is reversed by the
treated the same as handwritten signatures.	customer, shareholder or subscriber and deemed
uncollectible by the Insured.
(G) COUNTERFEIT CURRENCY
Loss includes dividends and interest accrued not
Loss through the receipt by the Insured, in good
to exceed 15% of the Uncollectible Items which
faith, of any counterfeited money orders or
are deposited.
altered paper currencies or coin of the United
States of America or Canada issued or purporting	This Insuring Agreement applies to all Mutual
to have been issued by the United States of	Funds with "exchange privileges" if all Fund(s)
America or Canada or issued pursuant to a	in the exchange program are insured by the
United States of America or Canada statute for	Underwriter for Uncollectible Items of Deposit.
use as currency.	Regardless of the number of transactions between
Fund(s), the minimum number of days of deposit
(H) STOP PAYMENT
within the Fund(s) before withdrawal as declared
Loss against any and all sums which the Insured	in the Fund(s) prospectus shall begin from the
shall become obligated to pay by reason of the	date a deposit was first credited to any Insured
liability imposed upon the Insured by law for	Fund(s).
damages:

GENERAL AGREEMENTS
A. ADDITIONAL OFFICES	OR EMPLOYEES -	in the number of Employees at any of the
CONSOLIDATION OR MERGER - NOTICE	offices covered hereunder need be given and
no additional premium need be paid for the
(1) If the Insured shall, while this bond is in
remainder of such premium period.
force, establish any additional office or
offices, such offices shall be automatically	(2) If an Investment Company, named as
covered hereunder from the dates of their	Insured herein, shall, while this bond is in
establishment, respectively. No notice to the	force, merge or consolidate with, or purchase
Underwriter of an increase during any	the assets of another institution, coverage for
premium period in the number of offices or	such acquisition shall apply automatically

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	3	of 12
2004 The Travelers Companies, Inc.

	from the date of acquisition. The Insured	agreed statement of facts, that an Employee

	shall notify the Underwriter of such	would be found guilty of dishonesty if such

	acquisition within 60 days of said date, and	Employee were prosecuted.

an additional premium shall be computed
The Insured shall promptly give notice to the
only if such acquisition involves additional
Underwriter of any such suit or legal proceedings
offices or employees.
and at the request of the Underwriter shall

B.	WARRANTY	furnish it with copies of all pleadings and other

papers therein. At the Underwriter's election the
No statement made by or on behalf of the
Insured shall permit the Underwriter to conduct
Insured, whether contained in the application or
the defense of such suit or legal proceeding, in
otherwise, shall be deemed to be a warranty of
the Insured's name, through attorneys of the
anything except that it is true to the best of the
Underwriter's selection. In such event, the
knowledge and belief of the person making the
Insured shall give all reasonable information and
statement.
assistance which the Underwriter shall deem

C.	COURT COSTS AND ATTORNEYS' FEES	necessary to the proper defense of such suit or

legal proceeding.
(Applicable to all Insuring Agreements or

	Coverages now or hereafter forming part of this	If the amount of the Insured's liability or alleged

	bond)	liability is greater than the amount recoverable

under this bond, or if a Deductible Amount is
The Underwriter will indemnify the Insured
applicable, or both, the liability of the
against court costs and reasonable attorneys' fees
Underwriter under this General Agreement is
incurred and paid by the Insured in defense,
limited to the proportion of court costs and
whether or not successful, whether or not fully
attorneys' fees incurred and paid by the Insured
litigated on the merits and whether or not
or by the Underwriter that the amount
settled, of any suit or legal proceeding brought
recoverable under this bond bears to the total of
against the Insured to enforce the Insured's
such amount plus the amount which is not so
liability or alleged liability on account of any loss,
recoverable. Such indemnity shall be in addition
claim or damage which, if established against the
to the Limit of Liability for the applicable
Insured, would constitute a loss sustained by the
Insuring Agreement or Coverage.
Insured covered under the terms of this bond

	provided, however, that with respect to Insuring	D. FORMER EMPLOYEE

Agreement (A) this indemnity shall apply only in
Acts of an Employee, as defined in this bond, are
the event that:
covered under Insuring Agreement (A) only while

	(1) an Employee admits to being guilty of any	the Employee is in the Insured's employ. Should

	dishonest or fraudulent act(s), including	loss involving a former Employee of the Insured

	Larceny or Embezzlement; or	be discovered subsequent to the termination of

employment, coverage would still apply under
(2) an Employee is adjudicated to be guilty of
Insuring Agreement (A) if the direct proximate
any dishonest or fraudulent act(s), including
cause of the loss occurred while the former
Larceny or Embezzlement;
Employee performed duties within the scope of

	(3) in the absence of (1) or (2) above an	his/her employment.

arbitration panel agrees, after a review of an

THE FOREGOING INSURING AGREEMENTS AND GENERAL

AGREEMENTS ARE SUBJECT TO THE FOLLOWING

CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS
(2) any of the officers or employees of any

The following terms, as used in this bond have the		predecessor of the Insured whose principal

respective meanings stated in this Section:		assets are acquired by the Insured by

consolidation or merger with, or purchase of
(a)	"Employee" means:
assets or capital stock of, such predecessor,

	(1) any of the Insured's officers, partners, or	and

employees, and

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	4	of 12
2004 The Travelers Companies, Inc.

(3)	attorneys retained by the Insured to perform
legal services for the Insured and the
employees of such attorneys while such
attorneys or employees of such attorneys are
performing such services for the Insured, and

(4)	guest students pursuing their studies or
duties in any of the Insured's offices, and

(5)	directors or trustees of the Insured, the
investment advisor, underwriter (distributor),
transfer agent, or shareholder accounting
record keeper, or administrator authorized by
written agreement to keep financial and/or
other required records, but only while
performing acts coming within the scope of
the usual duties of an officer or employee or
while acting as a member of any committee
duly elected or appointed to examine or
audit or have custody of or access to the
Property of the Insured, and

(6)	any individual or individuals assigned to
perform the usual duties of an employee
within the premises of the Insured, by
contract, or by any agency furnishing
temporary personnel on a contingent or part-
time basis, and

(7)	each natural person, partnership or
corporation authorized by written agreement
with the Insured to perform services as
electronic data processor of checks or other
accounting records of the Insured, but
excluding any such processor who acts as
transfer agent or in any other agency capacity
in issuing checks, drafts or securities for the
Insured, unless included under sub-section
(9) hereof, and

(8)	those persons so designated in Section 15,
Central Handling of Securities, and

(9)	any officer, partner, or Employee of:

(a) an investment advisor,
(b) an underwriter (distributor),
(c) a transfer agent or shareholder
accounting record-keeper, or

(d) an administrator authorized by written
agreement to keep financial and/or other
required records,

for an Investment Company named as Insured while performing acts coming within the scope of the usual duties of an officer or Employee of any investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	5	of 12
2004 The Travelers Companies, Inc.

such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person, as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the advisor, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.
Each employer of temporary personnel or processors as set forth in sub-sections (6) and (7) of Section 1(a) and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this bond, excepting, however, the last paragraph of Section 13.
Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.
(b)	"Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and
revenue	stamps, U.S. Savings Stamps, bullion,
precious	metals of all kinds and in any form and
articles	made therefrom, jewelry, watches,
necklaces,	bracelets, gems, precious and
semi-precious	stones, bonds, securities, evidences
of	debts, debentures, scrip, certificates, interim
receipts,	warrants, rights, puts, calls, straddles,
spreads,	transfers, coupons, drafts, bills of
exchange,	acceptances, notes, checks, withdrawal
orders,	money orders, warehouse receipts, bills of
lading,	conditional sales contracts, abstracts of
title,	insurance policies, deeds, mortgages under
real	estate and/or chattels and upon interests
therein,	and assignments of such policies,
mortgages	and instruments, and other valuable
papers,	including books of account and other
records	used by the Insured in the conduct of its
business,	and all other instruments similar to or
in	the nature of the foregoing including
Electronic	Representations of such instruments
enumerated	above (but excluding all data
processing	records) in which the Insured has an
interest	or in which the Insured acquired or
should	have acquired an interest by reason of a
predecessor's	declared financial condition at the
time	of the Insured's consolidation or merger
with,	or purchase of the principal assets of, such
predecessor	or which are held by the Insured for
any	purpose or in any capacity and whether so
held	gratuitously or not and whether or not the
Insured	is liable therefor.
(c)	"Forgery" means the signing of the name of
another	with intent to deceive; it does not

include the signing of one's own name with or without authority, in any capacity, for any purpose.
(d)	"Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Investment Company Act of 1940.
(e)	"Items of Deposit" means any one or more checks and drafts. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

SECTION 2. EXCLUSIONS

THIS BOND, DOES NOT COVER:

(a)	loss effected directly or indirectly by means
of forgery or alteration of, on or in any
instrument, except when covered by Insuring
Agreement (A), (E), (F) or (G).

(b)	loss due to riot or civil commotion outside
the United States of America and Canada; or
loss due to military, naval or usurped power,
war or insurrection unless such loss occurs in
transit in the circumstances recited in
Insuring Agreement (D), and unless, when
such transit was initiated, there was no
knowledge of such riot, civil commotion,
military, naval or usurped power, war or
insurrection on the part of any person acting
for the Insured in initiating such transit.

(c)	loss, in time of peace or war, directly or
indirectly caused by or resulting from the
effects of nuclear fission or fusion or
radioactivity; provided, however, that this
paragraph shall not apply to loss resulting
from industrial uses of nuclear energy.

(d)	loss resulting from any wrongful act or acts
of any person who is a member of the Board
of Directors of the Insured or a member of
any equivalent body by whatsoever name
known unless such person is also an
Employee or an elected official, partial
owner or partner of the Insured in some
other capacity, nor, in any event, loss
resulting from the act or acts of any person
while acting in the capacity of a member of
such Board or equivalent body.

(e)	loss resulting from the complete or partial
non-payment of, or default upon, any loan or
transaction in the nature of, or amounting to,
a loan made by or obtained from the Insured
or any of its partners, directors or
Employees, whether authorized or
(f)

unauthorized and whether procured in good faith or through trick, artifice fraud or false pretenses, unless such loss is covered under Insuring Agreement (A), (E) or (F).

loss resulting from any violation by the Insured or by any Employee:

(1) of law regulating (a) the issuance, purchase or sale of securities, (b) securities transactions upon Security Exchanges or over the counter market, (c) Investment Companies, or (d) Investment Advisors, or

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	6	of 12
2004 The Travelers Companies, Inc.

(2)	of any rule or regulation made pursuant to any such law.

unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements (A) or (E).

(g)	loss of Property or loss of privileges through
	the	misplacement or loss of Property as set
	forth	in Insuring Agreement (C) or (D) while
	the	Property is in the custody of any armored
	motor	vehicle company, unless such loss shall
	be	in excess of the amount recovered or
	received	by the Insured under (a) the
	Insured's	contract with said armored motor
	vehicle	company, (b) insurance carried by
	said	armored motor vehicle company for the
	benefit	of users of its service, and (c) all
	other	insurance and indemnity in force in
	whatsoever	form carried by or for the benefit
	of	users of said armored motor vehicle
	company's	service, and then this bond shall
	cover	only such excess.
(h)	potential income, including but not limited
	to	interest and dividends, not realized by the
	Insured	because of a loss covered under this
	bond,	except as included under Insuring
	Agreement	(I).
(i)	all damages of any type for which the
	Insured	is legally liable, except direct
	compensatory	damages arising from a loss
	covered	under this bond.
(j)	loss through the surrender of Property away
	from	an office of the Insured as a result of a
threat:
	(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or
Property of the Insured, except when
covered under Insuring Agreement (A).

(k) all costs, fees and other expenses incurred by
the Insured in establishing the existence of or
amount of loss covered under this bond
unless such indemnity is provided for under
Insuring Agreement (B).

(l) loss resulting from payments made or
withdrawals from the account of a customer
of the Insured, shareholder or subscriber to
shares involving funds erroneously credited
to such account, unless such payments are
made to or withdrawn by such depositors or
representative of such person, who is within
the premises of the drawee bank of the
Insured or within the office of the Insured at
the time of such payment or withdrawal or
unless such payment is covered under
Insuring Agreement (A).

(m) any loss resulting from Uncollectible Items of
Deposit which are drawn from a financial
institution outside the fifty states of the
United States of America, District of
Columbia, and territories and possessions of
the United States of America, and Canada.

SECTION 3.	ASSIGNMENT OF RIGHTS

This bond does not afford coverage in favor of any
Employers of temporary personnel or of processors as
set forth in sub-sections (6) and (7) of Section 1(a) of
this bond, as aforesaid, and upon payment to the
Insured by the Underwriter on account of any loss
through dishonest or fraudulent act(s) including
Larceny or Embezzlement committed by any of the
partners, officers or employees of such Employers,
whether acting alone or in collusion with others, an
assignment of such of the Insured's rights and causes
of action as it may have against such Employers by
reason of such acts so committed shall, to the extent
of such payment, be given by the Insured to the
Underwriter, and the Insured shall execute all papers
necessary to secure to the Underwriter the rights
herein provided for.

SECTION 4.	LOSS - NOTICE - PROOF -
LEGAL PROCEEDINGS
This bond is for the use and benefit only of the
Insured named in the Declarations and the
Underwriter shall not be liable hereunder for loss
sustained by anyone other than the Insured unless
the Insured, in its sole discretion and at its option,
shall include such loss in the Insured's proof of loss.
At the earliest practicable moment after discovery of
any loss hereunder the Insured shall give the

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	7	of 12
2004 The Travelers Companies, Inc.

Underwriter written notice thereof and shall also within six months after such discovery furnish to the Underwriter affirmative proof of loss with full particulars. If claim is made under this bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or bond number or, where such securities or shares are uncertificated, by such identification means as agreed to by the Underwriter. The Underwriter shall have thirty days after notice and proof of loss within which to investigate the claim, but where the loss is clear and undisputed, settlement shall be made within forty-eight hours; and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recovery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discovery of such loss, except that any action or proceedings to recover hereunder on account of any judgment against the Insured in any suit mentioned in General Agreement C or to recover attorneys' fees paid in any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discovery occurs when the Insured:

(a)	becomes aware of facts, or
(b)	receives written notice of an actual or potential claim by a third party which alleges that the Insured is liable under circumstances, which would cause a reasonable person to assume that a loss covered by the bond has been or will be incurred even though the exact amount or details of loss may not be then known.

SECTION 5.

VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production of which is
necessary to the exercise of subscription, conversion,
redemption or deposit privileges, the value thereof
shall be the market value of such privileges
immediately preceding the expiration thereof if said
loss or misplacement is not discovered until after
their expiration. If no market price is quoted for
such Property or for such privileges, the value shall
be fixed by agreement between the parties or by
arbitration.

In case of any loss or damage to Property consisting
of books of accounts or other records used by the
Insured in the conduct of its business, the
Underwriter shall be liable under this bond only if
such books or records are actually reproduced and
then for not more than the cost of blank books, blank
pages or other materials plus the cost of labor for the
actual transcription or copying of data which shall
have been furnished by the Insured in order to
reproduce such books and other records.

SECTION 6.	VALUATION OF PREMISES AND
FURNISHINGS

In case of damage to any office of the Insured, or loss
of or damage to the furnishings, fixtures, stationery,
supplies, equipment, safes or vaults therein, the
Underwriter shall not be liable for more than the
actual cash value thereof, or for more than the actual
cost of their replacement or repair. The Underwriter
may, at its election, pay such actual cash value or
make such replacement or repair. If the underwriter
and the Insured cannot agree upon such cash value
or such cost of replacement or repair, such shall be
determined by arbitration.

SECTION 7.	LOST SECURITIES

If the Insured shall sustain a loss of securities the
total value of which is in excess of the limit stated in
Item 3 of the Declarations of this bond, the liability
of the Underwriter shall be limited to payment for, or
duplication of, securities having value equal to the
limit stated in Item 3 of the Declarations of this
bond.

If the Underwriter shall make payment to the
Insured for any loss of securities, the Insured shall
thereupon assign to the Underwriter all of the
Insured's rights, title and interest in and to said
securities.

With respect to securities the value of which do not
exceed the Deductible Amount (at the time of the
discovery of the loss) and for which the Underwriter
may at its sole discretion and option and at the
request of the Insured issue a Lost Instrument Bond
or Bonds to effect replacement thereof, the Insured
will pay the usual premium charged therefor and will

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	8	of 12
2004 The Travelers Companies, Inc.

indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this Investment Company Blanket Bond subject to the Limit of Liability hereunder.

SECTION 8.

SALVAGE

In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss, from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof, this bond shall continue in force for the limit stated in the applicable sections of Item 3 of the Declarations of this bond notwithstanding any previous loss for which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond shall continue in force and the number or premiums which shall be payable or paid, the liability of the Underwriter under this bond with respect to all loss resulting from:

(a)	any one act of burglary, robbery or holdup, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
(b)	any one unintentional or negligent act on the part of any other person resulting in damage to or destruction or misplacement of
Property, shall be deemed to be one loss, or
(c)	all wrongful acts, other than those specified
in (a) above, of any one person shall be
deemed to be one loss, or
(d)	all wrongful acts, other than those specified
in (a) above, of one or more persons (which
dishonest act(s) or act(s) of Larceny or
Embezzlement include, but are not limited
to, the failure of an Employee to report such
acts of others) whose dishonest act or acts
intentionally or unintentionally, knowingly or
unknowingly, directly or indirectly, aid or
aids in any way, or permits the continuation
of, the dishonest act or acts of any other
person or persons shall be deemed to be one
loss with the act or acts of the persons aided,
or
(e)	any one casualty or event other than those
specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability
stated in Item 3 of the Declarations of this bond
irrespective of the total amount of such loss or losses
and shall not be cumulative in amounts from year to
year or from period to period.

Sub-section (c) is not applicable to any situation to
which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED
clause of Section 9 of this bond which is recoverable
or recovered in whole or in part under any other
bonds or policies issued by the Underwriter to the
Insured or to any predecessor in interest of the
Insured and terminated or cancelled or allowed to
expire and in which the period of discovery has not
expired at the time any such loss thereunder is
discovered, the total liability of the Underwriter
under this bond and under other bonds or policies
shall not exceed, in the aggregate, the amount carried
hereunder on such loss or the amount available to the
Insured under such other bonds or policies, as
limited by the terms and conditions thereof, for any

such loss if the latter amount be the larger.
SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any
loss covered hereunder, any valid and enforceable
insurance or suretyship, the Underwriter shall be
liable hereunder only for such amount of such loss
which is in excess of the amount of such other
insurance or suretyship, not exceeding, however, the
Limit of Liability of this bond applicable to such loss.

SECTION 12. DEDUCTIBLE

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	9	of 12
2004 The Travelers Companies, Inc.

The Underwriter shall not be liable under any of the Insuring Agreements of this bond on account of loss as specified, respectively, in sub-sections (a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NON- ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the Insured, other than from any bond or policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the Deductible Amount set forth in Item 3 of the Declarations hereof (herein called Deductible Amount), and then for such excess only, but in no event for more than the applicable Limit of Liability stated in Item 3 of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section 7.

There shall be no deductible applicable to any loss under Insuring Agreement A sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date, which cannot be prior to 60 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C., prior to 60 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 60 days after receipt of written notice by all other Investment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

The Underwriter shall refund the unearned premium
computed at short rates in accordance with the
standard short rate cancellation tables if terminated
by the Insured or pro rata if terminated for any other
reason.

This Bond shall terminate:

(a) as to any Employee as soon as any partner,
officer or supervisory Employee of the
Insured, who is not in collusion with such
Employee, shall learn of any dishonest or
fraudulent act(s), including Larceny or
Embezzlement on the part of such Employee
without prejudice to the loss of any Property
then in transit in the custody of such
Employee (see Section 16(d)), or

(b) as to any Employee 60 days after receipt by
each Insured and by the Securities and
Exchange Commission of a written notice
from the Underwriter of its desire to
terminate this bond as to such Employee, or

(c) as to any person, who is a partner, officer or
employee of any Electronic Data Processor
covered under this bond, from and after the
time that the Insured or any partner or
officer thereof not in collusion with such
person shall have knowledge or information
that such person has committed any
dishonest or fraudulent act(s), including
Larceny or Embezzlement in the service of
the Insured or otherwise, whether such act
be committed before or after the time this
bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION
OR CANCELLATION

At any time prior to the termination or cancellation
of this bond as an entirety, whether by the Insured or
the Underwriter, the Insured may give the
Underwriter notice that it desires under this bond an
additional period of 12 months within which to
discover loss sustained by the Insured prior to the
effective date of such termination or cancellation and
shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto; provided, however, that such additional period of time shall terminate immediately:

(a)	on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or
(b)	upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB005 Ed. 7-04	10	of 12
2004 The Travelers Companies, Inc.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by a receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any purpose.

SECTION 15.	CENTRAL	HANDLING	OF
SECURITIES

Securities included in the system for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effected by the making of appropriate entries on the books and records of such Corporations shall be deemed to be Property.

The words "Employee" and 'Employees" shall be deemed to include the officers, partners, clerks and other employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the above named Corporations, and of any nominee in whose name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and any employee or any recognized service company, while such officers, partners, clerks and other employees and employees of service companies perform services for such Corporations in the operation of such systems. For the purpose of the above definition a recognized service company shall be any company providing clerks or other personnel to the said Exchanges or Corporations on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recoverable or recovered under any bond or policy of insurance indemnifying such Corporations against such loss(es), and then the Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es),
but in no event for more than the Limit of Liability
applicable hereunder.

For the purpose of determining the Insured's share of
excess loss(es) it shall be deemed that the Insured has
an interest in any certificate representing any security
included within such systems equivalent to the
interest the Insured then has in all certificates
representing the same security included within such
systems and that such Corporations shall use their
best judgment in apportioning the amount(s)
recoverable or recovered under any bond or policy of
insurance indemnifying such Corporations against
such loss(es) in connection with the central handling
of securities within such systems among all those
having an interest as recorded by appropriate entries
in the books and records of such Corporations in
Property involved in such loss(es) on the basis that
each such interest shall share in the amount(s) so
recoverable or recovered in the ratio that the value of
each such interest bears to the total value all such
interests and that the Insured's share of such excess
loss(es) shall be the amount of the Insured's interest
in such Property in excess of the amount(s) so
apportioned to the Insured by such Corporations.

This bond does not afford coverage in favor of such
Corporations or Exchanges or any nominee in whose
name is registered any security included within the
systems for the central handling of securities
established and maintained by such Corporations,
and upon payment to the Insured by the Underwriter
on account of any loss(es) within the systems, an
assignment of such of the Insured's rights and causes
of action as it may have against such Corporations or
Exchanges shall to the extent of such payment, be
given by the Insured to the Underwriter, and the
Insured shall execute all papers necessary to secure
the Underwriter the rights provided for herein.

SECTION 16. ADDITIONAL COMPANIES
INCLUDED AS INSURED

If more than one corporation, co-partnership or
person or any combination of them be included as
the Insured herein:

(a) the total liability of the Underwriter

hereunder for loss or losses sustained by any
one or more or all of them shall not exceed
the limit for which the Underwriter would be
liable hereunder if all such loss were
sustained by any one of them;

(b) the one first named herein shall be deemed
authorized to make, adjust and receive and
enforce payment of all claims hereunder and
shall be deemed to be the agent of the others
for such purposes and for the giving or

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *
ICB005 Ed. 7-04	11 of 12
2004 The Travelers Companies, Inc.

receiving of any notice required or permitted to be given by the terms hereof, provided that the Underwriter shall furnish each named Investment Company with a copy of the bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement;
(c)	the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured;
(d)	knowledge possessed or discovery made by any partner, officer of supervisory Employee of any Insured shall for the purposes of Section 4 and Section 13 of this bond constitute knowledge or discovery by all the Insured; and
(e)	if the first named Insured ceases for any reason to be covered under this bond, then the Insured next named shall thereafter be considered as the first, named Insured for the purposes of this bond.

SECTION 17.
CONTROL

NOTICE

AND CHANGE OF

Upon the Insured obtaining knowledge of a transfer of its outstanding voting securities which results in a change in control (as set forth in Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge give written notice to the Underwriter setting forth:

(a)	the names of the transferors and transferees (or the names of the beneficial owners if the voting securities are requested in another name), and
(b)	the total number of voting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and
(c)	the total number of outstanding voting securities.

As used in this section, control means the power to exercise a controlling influence over the management or policies of the Insured.

Failing to give the required notice shall result in termination of coverage of this bond, effective upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be given in the case of an Insured which is an Investment Company.

SECTION 18.

CHANGE OR MODIFICATION

This bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effective unless made by written endorsement issued to form a part hereof over the signature of the Underwriter's Authorized Representative. When a bond covers only one Investment Company no change or modification which would adversely affect the rights of the Investment Company shall be effective prior to 60 days after written notification has been furnished to

*	This is not a certified copy of any policy form. * Actual policy provisions may differ. *

the Securities and Exchange Commission, Washington, D.C., by the Insured or by the Underwriter. If more than one Investment Company is named as the Insured herein, the Underwriter shall give written notice to each Investment Company and to the Securities and Exchange Commission, Washington, D.C., not less than 60 days prior to the effective date of any change or modification which would adversely affect the rights of such Investment Company.

ICB005 Ed. 7-04	12	of 12
2004 The Travelers Companies, Inc.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

ZBN-15T02742-15-N2	08/24/15	08/12/15

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

Named Insured Endorsement

It is agreed that:

1	.	From and after the time this rider becomes effective the Insured under the attached bond are:

AMERICAN INDEPENDENCE FUNDS TRUST CONSISTING OF:
- American Independence Stock Fund
- American Independence International Alpha Strategies Fund (f/k/a American
Independence International Equity Fund)
- American Independence Boyd Watterson Short-Term Enhanced Bond Fund
(f/k/a Strategic Income Fund)
- American Independence Boyd Watterson Core Plus Fund (f/k/a American
Independence Core Plus Fund)
- American Independence Kansas Tax-Exempt Bond Fund
- American Independence U.S. Inflation-Indexed Fund
- American Independence Risk Managed Allocation Fund
- American Independence Large Cap Growth Fund

2	.	The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

3	.	Knowledge possessed or discovery made by any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

4	.	If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any
Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

5	.	The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

6	.	If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB010 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

Page 1 of

3

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

ZBN-15T02742-15-N2	08/24/15	08/12/15

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

Continued - Named Insured Endorsement

ICB010 Ed. 7-04
2004 The Travelers Indemnity Company. All rights reserved.	Page	2of	3

*	This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB010 Ed. 7-04

Page 3 of

3

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED
12:01 A.M. LOCAL TIME AS
ZBN-15T02742-15-N2	08/24/15	08/12/15	SPECIFIED IN THE BOND OR POLICY

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

COMPUTER SYSTEMS
It is agreed that:

1	.	The attached bond is amended by adding an additional Insuring Agreement as follows:

INSURING AGREEMENT J COMPUTER SYSTEMS

Loss resulting directly from a fraudulent
		(1)	entry of data into, or
		(2)	change of data elements or program within,
a Computer System listed in the SCHEDULE below, provided the fraudulent entry or change causes
		(a)	Property to be transferred, paid or delivered,
		(b)	an account of the Insured, or of its customer, to be added, deleted, debited or credited, or
		(c)	an unauthorized account or a fictitious account to be debited or credited, and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to
		(i)	cause the Insured to sustain a loss, and
		(ii)	obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit.

SCHEDULE

ALL SYSTEMS UTILIZED BY THE INSURED

2	.	As used in this Rider, Computer System means
		(a)	computers with related peripheral components, including storage components, wherever located,

		(b)	systems and applications software,
		(c)	terminal devices, and
		(d)	related communication networks by which data are electronically collected, transmitted, processed, stored and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to the Computer Systems Insuring Agreement:
(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB011 Rev. 2-10
2010 The Travelers Indemnity Company. All rights reserved.	Page 1 of 2

to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply, service, write or implement programs for the Insured's Computer System; and
(c)	loss discovered by the Insured before this Rider is executed or after coverage under this Rider terminates.

4	.	Solely with respect to the Computer Systems Insuring Agreement, the following replaces SECTION 9, NON-
REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY, (a) - (e), of the
CONDITIONS AND LIMITATIONS:
		(a)	all fraudulent activity of any one person, or in which any one person is implicated, whether or not that person is specifically identified, shall be deemed to be one loss, or
		(b)	a series of losses involving unidentified persons but arising from the same method of operation shall be deemed to be one loss, and

5	.	The following is added to the OPTIONAL COVERAGE ADDED BY RIDER section of Item 3. of the
DECLARATIONS:

			Limit of Liability	Deductible Amount
		Insuring Agreement J Computer Systems	$1,500,000	$25,000

6	.	The following is added to the CONDITIONS AND LIMITATIONS:

If any loss is covered under the Computer Systems Insuring Agreement and any other Insuring Agreement or
Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one such Insuring Agreement or Coverage.

7	.	The following is added to SECTION 13. TERMINATION of the CONDITIONS AND LIMITATIONS:

Coverage under this Rider may also be terminated or canceled without canceling the bond as an entirety
		(a)	60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
		(b)	immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for the coverage under this Rider. The refund shall be computed at short rates if this Rider be terminated or canceled or reduced by notice from, or at the instance of, the Insured.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED

ICB011 Rev.2-10
Page 2 of 2	2010 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

ZBN-15T02742-15-N2	08/24/15	08/12/15

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

UNAUTHORIZED SIGNATURES
It is agreed that:
1	.	The attached bond is amended by inserting an additional Insuring Agreement as follows:
INSURING AGREEMENT M UNAUTHORIZED SIGNATURE
		(A)	Loss resulting directly from the Insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.
		(B)	It shall be a condition precedent to the Insured's right of recovery under this Rider that the Insured shall have on file signatures of all persons who are authorized signatories on such account.
2	.	The total liability of the Underwriter under Insuring Agreement M	is limited to the sum of
		Fifty Thousand	Dollars ($50,000	), it
being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.
3	.	With respect to coverage afforded under this Rider, the Deductible Amount shall be Five Thousand Dollars ($5,000).

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB012 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

ZBN-15T02742-15-N2	08/24/15	08/12/15

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

TELEFACSIMILE TRANSACTIONS
It is agreed that:
	1	.	The attached Bond is amended by adding an additional Insuring Agreement as follows:
INSURING AGREEMENT L TELEFACSIMILE TRANSACTIONS
Loss caused by a Telefacsimile Transaction, where the request for such Telefacsimile Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Fax Procedures with respect to Telefacsimile Transactions. The isolated failure of such entity to maintain and follow a particular Designated Fax Procedure in a particular instance will not preclude coverage under this Insuring
Agreement, subject to the exclusions herein and in the Bond.
	2	.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:
			a.	"Telefacsimile System" means a system of transmitting and reproducing fixed graphic material (as, for example, printing) by means of signals transmitted over telephone lines.
			b.	"Telefacsimile Transaction" means any Fax Redemption, Fax Election, Fax Exchange, or Fax Purchase.
			c.	"Fax Redemption" means any redemption of shares issued by an Investment Company which is requested through a Telefacsimile System.
			d.	"Fax Election" means any election concerning dividend options available to Fund shareholders which is requested through a Telefacsimile System.
			e.	"Fax Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through a Telefacsimile System.
			f.	"Fax Purchase" means any purchase of shares issued by an Investment Company which is requested through a Telefacsimile System.
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *			g.	"Designated Fax Procedures" means the following procedures:

(1)	Retention: All Telefacsimile Transaction requests shall be retained for at least six (6) months. Requests shall be capable of being retrieved and produced in legible form within a reasonable time after retrieval is requested.
(2)	Identity Test: The identity of the sender in any request for a Telefacsimile Transaction shall be tested before executing that Telefacsimile Transaction, either by requiring the sender to include on the face of the request a unique identification number or to include key specific account information. Requests of Dealers must be on company letterhead and be signed by an authorized representative. Transactions by occasional users are to be verified by telephone confirmation.

ICB013 Ed. 7-04	Page 1 of 2
2004 The Travelers Indemnity Company. All rights reserved.

(3)	Contents: A Telefacsimile Transaction shall not be executed unless the request for such Telefacsimile Transaction is dated and purports to have been signed by (a) any shareholder or subscriber to shares issued by a Fund, or (b) any financial or banking institution or stockbroker.
(4)	Written Confirmation: A written confirmation of each Telefacsimile Transaction shall be sent to the shareholder(s) to whose account such Telefacsimile Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Telefacsimile Transaction.

i.	"Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature
Guarantee, or in another document with a Signature Guarantee.

j.	"Signature Guarantee" means a written guarantee of a signature, which guarantee is made by an Eligible
Guarantor Institution as defined in Rule 17Ad-15(a)(2) under the Securities Exchange Act of 1934.

3	.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:

a.	Any loss covered under Insuring Agreement A, "Fidelity," of this Bond; and

b.	Any loss resulting from:

(1)	Any Fax Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds, or (c) a bank account Designated in the initial application or in writing at least one (1) day prior to such redemption to receive redemption proceeds; or

(2)	Any Fax Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or

(3)	Any Fax Redemption from any account, where the proceeds of such redemption were requested to be sent to any address other than the record address or another address for such account which was designated (a) over the telephone or by telefacsimile at least fifteen (15) days prior to such redemption, or (b) in the initial application or in writing at least one (1) day prior to such redemption; or

(4)	The intentional failure to adhere to one or more Designated Fax Procedures; or

(5)	The failure to pay for shares attempted to be purchased.

4	.	The Single Loss Limit of Liability under Insuring Agreement L	is limited to the sum of
One Million Five Hundred Thousand	Dollars ($1,500,000	) it
being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached Bond or amendments thereof.

5	.	With respect to coverage afforded under this Rider the applicable Single loss Deductible Amount is
* This is not a certified copy of any policy form. * Actual policy provisions may differ. *	Twenty Five Thousand	Dollars ($25,000).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB013 Ed. 7-04	Page 2 of 2
2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY

ZBN-15T02742-15-N2	08/24/15	08/12/15

* ISSUED TO

AMERICAN INDEPENDENCE FIN. SRVS, LLC

VOICE INITIATED TRANSACTIONS

It is agreed that:

1	.	The attached bond is amended by inserting an additional Insuring Agreement as follows:

INSURING AGREEMENT K - VOICE-INITIATED TRANSACTIONS

Loss caused by a Voice-initiated Transaction, where the request for such Voice-initiated Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request generally maintains and follows during the Bond Period all Designated Procedures with respect to Voice-initiated Redemptions and the Designated Procedures described in paragraph 2f (1) and (3) of this Rider with respect to all other Voice-initiated Transactions. The isolated failure of such entity to maintain and follow a particular Designated Procedure in a particular instance will not preclude coverage under this
Insuring Agreement, subject to the specific exclusions herein and in the Bond.

2	.	Definitions. The following terms used in this Insuring Agreement shall have the following meanings:

		a.	"Voice-initiated Transaction" means any Voice-initiated Redemption, Voice-initiated Election,
Voice-initiated Exchange, or Voice-initiated Purchase.

		b.	"Voice-initiated Redemption" means any redemption of shares issued by an Investment Company which is requested by voice over the telephone.

		c.	"Voice-initiated Election" means any election concerning dividend options available to Fund shareholders which is requested by voice over the telephone.

		d.	"Voice-initiated Exchange" means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested by voice over the telephone.

		e.	"Voice-initiated Purchase" means any purchase of shares issued by an Investment Company which is requested by voice over the telephone.

		f.	"Designated Procedures" means the following procedures:

(1) Recordings: All Voice-initiated Transaction requests shall be recorded, and the recordings shall be retained for at least six (6) months. Information contained on the recordings shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%.

(2) Identity Test: The identity of the caller in any request for a Voice-initiated Redemption shall be tested before executing that Voice-initiated Redemption, either by requesting the caller to state a unique identification number or to furnish key specific account information.
(3) Written Confirmation: A written confirmation of each Voice-initiated Transaction and of each change of the record address of a Fund shareholder requested by voice over the telephone shall be mailed to the shareholder(s) to whose account such Voice-initiated Transaction or change of address relates, at the original record address (and, in the case of such change of address, at the changed record address) by the end of the Insured's next regular processing cycle, but no later than five (5) business days following such Voice-initiated Transaction or change of address.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

ICB014 Ed. 7-04	Page 1 of 2
2004 The Travelers Indemnity Company. All rights reserved.

g.	"Investment Company" or "Fund" means an investment company registered under the Investment Company Act of 1940.
h.	"Officially Designated" means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.
i.	"Signature Guarantee" means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

	3	.	Exclusions. It is further understood and agreed that this Insuring Agreement shall not cover:
			a.	Any loss covered under Insuring Agreement A, "Fidelity, " of this Bond; and
			b.	Any loss resulting from:
				(1)	Any Voice-initiated Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record, or (b) a person Officially Designated to receive redemption proceeds, or (c) a bank account Officially Designated to receive redemption proceeds; or
				(2)	Any Voice-initiated Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account, and (b) directly or indirectly received any proceeds or other benefit from such redemption; or
				(3)	Any Voice-initiated Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account, or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty
(30) days prior to such redemption, or (ii) designated in writing less than on (1) day prior to such redemption; or
				(4)	The intentional failure to adhere to one or more Designated Procedures; or
				(5)	The failure to pay for shares attempted to be purchased; or
				(6)	Any Voice-initiated Transaction requested by voice over the telephone and received by an automated system which receives and converts such request to executable instructions.

	4	.	The total liability of the Underwriter under Insuring Agreement K		is limited to the sum of
			One Million Five Hundred Thousand		Dollars ($1,500,000 ),
it being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond or amendment thereof.

	5	.	With respect to coverage afforded under this Rider the applicable Deductible Amount is

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *			Twenty Five Thousand		Dollars ($25,000 ).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB014 Ed. 7-04	Page 2 of 2
2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

	ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

Amend Definition of Employee (Exclude EDP Coverage for Computer Software or Programs)

It is agreed that:

	1 .	Sub-section 7 of Section 1(a) in the Definition of Employee, is deleted and replaced by the following:

(7) "each natural person, partnership or corporation authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured (does not include the creating, preparing, modifying or maintaining the Insured's computer software or programs), but excluding any such processor who acts as transfer agent or in any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under sub-section (9) hereof, and"

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB015 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB016 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

	ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

ADD EXCLUSIONS (N) & (O)

It is agreed that:

1. Section 2, Exclusions, under General Agreements, is amended to include the following sub-sections:

	(n)	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or purport to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A.

	(o)	the underwriter shall not be liable under the attached bond for loss due to liability imposed upon the
Insured as a result of the unlawful disclosure of non-public material information by the Insured or any
Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB026 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

	ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

JOINT LOSS PAYEE

It is agreed that:

	1 .	At the written request of the named Insured, any payment in satisfaction of loss covered by said Bond involving money or other Property in which the FIS Group, Inc. and State of Connecticut has an interest shall be paid by an instrument issued to that entity and the Named Insured as Joint
Loss-Payees, subject to the following conditions and limitations:

	a.	The attached Bond is for the sole use and benefit of the Named Insured as expressed herein. The entity named above shall not be considered as an Insured under the Bond, nor shall it otherwise have any rights or benefits under said Bond.

	b.	Notwithstanding any payment made under the terms of this Rider or the execution of more than one of such similar rider, the amount paid for any one loss occurrence or otherwise in accordance with the terms of this Bond shall not exceed the limits of liability as set forth in Item 3 of the Declarations Page.

	2 .	Should this Bond be canceled, reduced, non-renewed or restrictively modified by the Underwriter or at the request of the Insured, the Underwriter will give sixty (60) days written advance notice by certified mail, return receipt requested to the entity named above, but failure to do so shall not impair or delay the effectiveness of any such cancellation, reduction, non-renewal or restrictive modification, nor shall the Underwriter be held liable in any way.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB027 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

ERISA Rider

It is agreed that:

1	.	"Employee" as used in the attached bond shall include any natural person who is a director or trustee of the
Insured while such director or trustee is engaged in handling funds or other property of any Employee Welfare or Pension Benefit Plan owned, controlled or operated by the Insured or any natural person who is a trustee, manager, officer of employee of any such Plan.

2	.	If the Bond, in accordance with the agreements, limitations and conditions thereof, covers loss sustained by two or more Employee Welfare or Pension Benefit Plans or sustained by any such Plan in addition to loss sustained by an Insured other than such Plan, it is the obligation of the Insured or the Plan Administrator(s) of such Plans under Regulations published by the Secretary of Labor Implementing Section 13 of the Welfare and Pension
Plans Disclosure Act of 1958 to obtain under one or more bonds issued by one or more Insurers an amount of coverage for each such Plan at least equal to that which would be required if such Plans were bonded separately.

3	.	In compliance with the foregoing, payment by the Company in accordance with the agreements, limitations and conditions of the bond shall be held by the Insured, or, if more than one, by the Insured first named, for the use and benefit of any Employee Welfare or Pension Benefit Plan sustaining loss so covered and to the extent that such payment is in excess of the amount of coverage required by such Regulations to be carried by said
Plan sustaining such loss, such excess shall be held for the use and benefit of any other such Plan also covered in the event that such other Plan discovers that it has sustained loss covered thereunder.

4	.	If money or other property of two or more Employee Welfare or Pension Benefit Plans covered under the bond is commingled, recovery for loss of such money or other property through fraudulent or dishonest acts of
Employees shall be shared by such Plans on a pro rata basis in accordance with the amount for which each such Plan is required to carry bonding coverage in accordance with the applicable provisions of said
Regulations.

5	.	The Deductible Amount of this bond applicable to loss sustained by a Plan through acts committed by an
Employee of the Plan shall be waived, but only up to an amount equal to the amount of coverage required to be carried by the Plan because of compliance with the provisions of the Employee Retirement Income Security Act of 1974.

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

Authorized Representative

INSURED

ICB030 Ed. 7-04

2004 The Travelers Indemnity Company. All rights reserved.

ENDORSEMENT OR RIDER NO.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

     The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

	ATTACHED TO AND FORMING PART OF	DATE ENDORSEMENT	* EFFECTIVE DATE OF ENDORSEMENT OR RIDER
	BOND OR POLICY NO.	OR RIDER EXECUTED	12:01 A.M. STANDARD TIME AS
SPECIFIED IN THE BOND OR POLICY
	ZBN-15T02742-15-N2	08/24/15	08/12/15
* ISSUED TO
AMERICAN INDEPENDENCE FIN. SRVS, LLC

NEW YORK STATUTORY RIDER

	1. The first paragraph of Sectio			n 13. "TERMINATION" under Conditions and Limitations is amended by adding the following:

Cancellation of this bond by the Underwriter is subject to the following provisions:

If the bond has been in effect for 60 days or less, it may be canceled by the Underwriter for any reason. Such cancellation shall be effective 60 days after the Underwriter mails a notice of cancellation to the first-named
Insured at the mailing address shown in the bond. However, if the bond has been in effect for more than 60 days or is a renewal, then cancellation must be based on one of the followings grounds:

	(A)	non-payment of premium, however, that a notice of cancellation on this ground shall inform the insured of the amount due;
	(B)	conviction of crime arising out of acts increasing the hazard insured against;
	(C)	discovery of fraud or material misrepresentation in the obtaining of the bond or in the presentation of claim thereunder;
(D) after issuance of the bond or after the last renewal date, discovery of an act or omission, or a violation of any bond condition that substantially and materially increases the hazard Insured against, and which occurred subsequent to inception of the current bond period;
	(E)	material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond, which causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond was issued or last renewed;
	(F)	the cancellation is required pursuant to a determination by the superintendent that continuation of the present premium volume of the Insurer would jeopardize the Insurer's solvency or be hazardous to the interest of the Insureds, the Insurer's creditors or the public;
(G) a determination by the superintendent that the continuation of the bond would violate, or would place the
Insurer in violation of, any provision of the New York State Insurance laws.
(H) where the Insurer has reason to believe, in good faith and with sufficient cause, that there is a possible risk or danger that the Insured property will be destroyed by the Insured for the purpose of collecting the insurance proceeds, provided, however, that:

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *	(i)	a notice of cancellation on this ground shall inform the Insured in plain language that the Insured must act within ten days if review by the Insurance Department of the State of New York of the
ground for cancellation is desired, and

(ii)	notice of cancellation on this ground shall be provided simultaneously by the Insurer to the Insurance Department of the State of New York.
(iii)	upon written request of the Insured made to the Insurance Department of the State of New York within ten days from the Insured's receipt of notice of cancellation on this ground, the department shall undertake a review of the ground for cancellation to determine whether or not the Insurer has satisfied the criteria for cancellation specified in this subparagraph; if after such review the

ICB057 Ed. 4-05	Page 1 of 2
2005 The Travelers Indemnity Company. All rights reserved.

department finds not sufficient cause for cancellation on this ground, the notice of cancellation on this ground shall be deemed null and void.

Cancellation based on one of the above grounds shall be effective 60 days after the notice of cancellation is mailed or delivered to the Named Insured, at the address shown on the bond, and to its authorized agent or broker.

	2	.	If the Underwriter elects not to replace a bond at the termination of the Bond Period, it shall notify the Insured not more than 120 days nor less than 60 days before termination. If such notice is given late, the bond shall continue in effect for 60 days after such notice is given. The Aggregate Limit of Liability shall not be increased or reinstated. The notice not to replace shall be mailed to the Insured and its broker or agent.

	3	.	If the Underwriter elects to replace the bond, but with a change of limits, reduced coverage, increased deductible, additional exclusion, or upon increased premiums in excess of ten percent (exclusive of any premium increase as a result of experience rating), the Underwriter must mail written notice to the Insured and its agent or broker not more than 120 days nor less than 60 days before replacement. If such notice is given late, the replacement bond shall be in effect with the same terms, conditions and rates as the terminated bond for 60 days after such notice is given.

	4	.	The Underwriter may elect to simply notify the Insured that the bond will either be not renewed or renewed with different terms, conditions or rates. In this event, the Underwriter will inform the Insured that a second notice will be sent at a later date specifying the Underwriter's exact intention. The Underwriter shall inform the Insured that, in the meantime, coverage shall continue on the same terms, conditions and rates as the expiring bond until the expiration date of the bond or 60 days after the second notice is mailed or delivered,

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *			whichever is later.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By
Authorized Representative
INSURED
ICB057 Ed. 4-05	Page 2 of 2
2005 The Travelers Indemnity Company. All rights reserved.

DELIVERY INVOICE

Company: ST. PAUL FIRE & MARINE INSURANCE COMPANY

	I	AMERICAN INDEPENDENCE		Policy Inception/Effective Date: 08/12/15
	N	FINANCIAL SERVICES, LLC		Agency Number: 3156565
S 230 PARK AVENUE - SUITE 534
	UR NEW YORK, NY 10169			Transaction ARC EXCESS Type: & SURPLUS, LLC
	E			Renewal of 71M11391
	D			Transaction number:
Processing date: 08/24/2015
Policy Number:
			ZBN	-15T02742-15-N2

A ARC EXCESS & SURPLUS, LLC
G
E 113 S. SERVICE ROAD
NT JERICHO, NY 11753

	Policy				Surtax/
	Number	Description		Amount	Surcharge

* This is not a certified copy of any policy form. * Actual policy provisions may differ. *	15T02742	FI - ICBB		$7,715

40724 Ed. 12-90	INSURED COPY
1990 The Travelers Indemnity Company. All rights reserved.		Page 1